VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 JUL 27 P 12:

July 25, 2007

VIA FEDEX

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate Fi
100 F Street N.E.
Washington, D.C. 20549

07025548

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

CLZ/rg
Enclosures
cc: Chris Yarbrough
Mark L. Winget

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

CHICAGO/#1653101.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 363a Annual Return dated May 29, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Material Responsibility or Connected Persons dated June 1, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Material Responsibility or Connected Persons dated June 1, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated June 1, 2007
- Henderson Group plc – Notification of Major Interest in Shares issuer notified June 1, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 1, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 1, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 1, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 8, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 8, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 15, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 19, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified June 20, 2007
- Henderson Group plc – Notification of Transfer of Shares out of Treasury dated June 27, 2007
- Henderson Group plc – 169(A)2 Return by a Public Company Canceling or Selling or Transferring Shares from Treasury dated June 27, 2006

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363a

RECEIVED

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2072534

Company Name in full Henderson Group plc

Date of this return

The information in this return is made up to

Day Month Year: 2 9 0 5 2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year:

Registered Office

Show here the address **at the date of this return.**

4 Broadgate

Any change of registered office ***must*** *be notified on form 287.*

Post town: London

County / Region:

UK Postcode: EC2M 2DA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services Plc, The Pavilions,

Bridgwater Road

Post town: Bristol

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Mr

Forename(s): Steven John

Surname: O'Brien

Address: 3 The Bennetts, Culverden Down

Post town: Tunbridge Wells

County / Region:

UK Postcode: TN4 9RX

Country:

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Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 15 Month 01 Year 1946

Forename(s): Gerald Paul

Surname: Aherne

Address: 95 Prince of Wales Mansions, Princes of Wales Drive

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW11 4BL

Country:

Nationality: British

Business occupation: Fund Manager

* Voluntary details.

Name * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 12 Month 05 Year 1942

Forename(s): Duncan George Robin

Surname: Ferguson

Address: Clive Wood Farm, Clive

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Shrewsbury

County / Region: Shropshire

UK Postcode: SY4 5PR

Country: England

Nationality: British

Business occupation: Actuary

Company No 2072534

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 0 8 Month 0 1 Year 1 9 6 0

Forename(s): Nicholas Toby

Surname: Hiscock

Address: 49 Burlington Avenue

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Kew

County / Region: Surrey

UK Postcode: TW9 4DG

Country: England

Nationality: English

Business occupation: Chartered Accountant

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 1 1 Month 1 2 Year 1 9 5 3

Forename(s): Anthony Charles

Surname: Hotson

Address: Aubrey House, Church Street, Wadenhoe

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Peterborough

County / Region:

UK Postcode: PE8 5ST

Country: England

Nationality: British

Business occupation: Consultant

Company No 2072534

Directors — Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name — * Style / Title: Mr

Date of birth: Day 23, Month 01, Year 1948

Forename(s): Rupert Lascelles

Surname: Pennant-Rea

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 59, Cranmer Court, Whiteheads Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: England — UK Postcode: SW3 3HW

Country: United Kingdom — **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name — * Style / Title:

Date of birth: Day 14, Month 10, Year 1938

Forename(s): David John Seymour

Surname: Roques

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: High Down, Cokes Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Chalfont St Giles

County / Region: Buckinghamshire — UK Postcode: HP8 4TQ

Country: — **Nationality**: British

Business occupation: Company Director

Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title	Mr
Date of birth (Day Month Year)	0 4 0 4 1 9 5 7
Forename(s)	Roger Philip
Surname	Yates
Address	10 Neville Street, South Kensington
Post town	London
County / Region	
UK Postcode	SW7 3AR
Country	England
Nationality	British
Business occupation	Managing Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

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Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary shares of £0.10 each	902,200,254	90,220,025.40
Totals	902,200,254	90,220,025.40

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	✓
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 19/6/2007

† a ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited

4 Broadgate, London EC2M 2DA

Tel

DX number DX exchange

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288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year)	29 05 2007
Name * Style / Title	Mr
* Honours etc	
Forename(s)	Gerald Paul
Surname	Aherne
† Date of Birth (Day Month Year)	15 01 1946
Change of name *(enter new name)* Forename(s)	
Surname	
Change of usual residential address *(enter new address)*	95 Prince of Wales Mansions, Princes of Wales Drive
Post town	London
County / Region	
Postcode	SW11 4BL
Country	
Other Change *(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19/6/2007

(**director/ DEPUTY secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Henderson Group plc - Schedule 5 - Subsidiary Undertakings as at 31 December 2006

Name	Country	Percentage Owned by Henderson Group plc
Advizas Limited	United Kingdom	100%
Bookey Isaacs & Co. Limited	United Kingdom	100%
Guthrie Herrington & Company Limited	United Kingdom	100%
Henderson (Buchanan Galleries) Limited	United Kingdom	100%
Henderson (Bull Ring) Limited	United Kingdom	100%
Henderson (Potteries) Limited	United Kingdom	100%
Henderson Administration Limited	United Kingdom	100%
Henderson Administration Services Limited	United Kingdom	100%
Henderson Alternative Investment Advisor Limited	United Kingdom	100%
Henderson Asset Management Limited	United Kingdom	100%
Henderson Beteiligung Verwaltungs-GmbH	Germany	100%
Henderson BR Birmingham Limited	United Kingdom	100%
Henderson BRLP1 Limited	United Kingdom	100%
Henderson BRLP2 Limited	United Kingdom	100%
Henderson BRLP3 Limited	United Kingdom	100%
Henderson Buchanan plc	United Kingdom	100%
Henderson Enhanced Index (UK GP) Limited	United Kingdom	100%
Henderson Equity Partners (GP) Limited	United Kingdom	100%
Henderson Equity Partners Funds Limited	Jersey	100%
Henderson Equity Partners India Private Limited	India	100%
Henderson Equity Partners Jersey (GP) Limited	Jersey	100%
Henderson Equity Partners Limited	United Kingdom	100%
Henderson European Retail Property Fund Management s.a.r.l	Luxembourg	100%
Henderson Finances	United Kingdom	100%
Henderson Fund Management (Luxembourg) S.A.	Luxembourg	100%
Henderson Fund Management plc	United Kingdom	100%
Henderson Fund Management Stakeholder GP Limited	United Kingdom	100%
Henderson Funds Management (Jersey) Limited	Jersey	100%
Henderson Global Investors (France) SAS	France	100%
Henderson Global Investors (Holdings) plc	United Kingdom	100%
Henderson Global Investors (Hong Kong) Limited	Hong Kong	100%
Henderson Global Investors (International Holdings) B.V.	Netherlands	100%
Henderson Global Investors (Ireland) Limited	Ireland	100%
Henderson Global Investors (Japan) KK	Japan	100%
Henderson Global Investors (Jersey) 2 Limited	Jersey	100%
Henderson Global Investors (Jersey) Limited	Jersey	100%
Henderson Global Investors (North America) Inc.	United States	100%
Henderson Global Investors (Singapore) Limited	Singapore	100%
Henderson Global Investors (Switzerland) AG	Switzerland	100%
Henderson Global Investors Asset Management Limited	United Kingdom	100%
Henderson Global Investors B.V.	Netherlands	100%
Henderson Global Investors Equity Planning Inc.	United States	100%
Henderson Global Investors GP IV LLC	United States	100%
Henderson Global Investors GP, LLC	United States	100%
Henderson Global Investors Immobilien Austria GmbH	Austria	65%
Henderson Global Investors Investment Holdings Pty Limited	Australia	100%
Henderson Global Investors Limited	United Kingdom	100%
Henderson Global Investors SGR Spa	Italy	100%
Henderson Holdings Limited	United Kingdom	100%
Henderson Indirect Property Fund (Europe) Management S.a.r.l	Luxembourg	100%

Henderson Group plc - Schedule 5 - Subsidiary Undertakings as at 31 December 2006

Henderson International Finance Limited	United Kingdom	100%
Henderson International Holdings Limited	Jersey	100%
Henderson International Inc.	United States	100%
Henderson Invest Limited	United Kingdom	100%
Henderson Investment Funds Limited	United Kingdom	100%
Henderson Investment Management Limited	United Kingdom	100%
Henderson Investors Limited	United Kingdom	100%
Henderson Management SA	Luxembourg	100%
Henderson Matador LP General Partner Limited	United Kingdom	100%
Henderson Portfolio Managers Limited	United Kingdom	100%
Henderson Property Management (Jersey) Limited	Jersey	100%
Henderson Property Management (Luxembourg) No.1 S.a.r.l	Luxembourg	100%
Henderson Real Estate Strategy Limited	United Kingdom	100%
Henderson Secretarial Services Limited	United Kingdom	100%
Henderson Technology Ventures Limited	United Kingdom	100%
Henderson Unit Trusts Limited	United Kingdom	100%
HEP (GP) Limited	United Kingdom	100%
HGP2 Limited	United Kingdom	100%
HGP3 Limited	United Kingdom	100%
HGP4 Limited	United Kingdom	100%
HGP5 Limited	United Kingdom	100%
HHG (VH) Limited	United Kingdom	100%
HHG European Holdings Limited	United Kingdom	100%
HHG Finance Services Limited	United Kingdom	100%
HHG International Holdings Limited	United Kingdom	100%
HHG Invest PLC	United Kingdom	100%
HHG Limited	United Kingdom	100%
HPC Nominees Limited	United Kingdom	100%
LF Nominees Limited	United Kingdom	100%
Michie European Holdings BV	Netherlands	100%
Pacemaker Limited	United Kingdom	100%
Tisdale Life Consultants Limited	United Kingdom	100%
UKFP (Asia) HK Limited	Hong Kong	100%
UKFP (Asia) Holdings Limited	Cayman Islands	100%
UKFP (Asia) Limited	Hong Kong	100%
UKFP (Asia) Nominees Limited	Virgin Islands, British	100%
UKFP (Asia) Services Limited	Hong Kong	100%
UKFP Fraser Smith Limited	United Kingdom	100%
UKFP Investment Management Limited	United Kingdom	100%
UKFP Mortgage Services Limited	United Kingdom	100%
UKFP Nominees Limited	United Kingdom	100%
UKFP Offshore Services Limited	United Kingdom	100%
UKLS Financial Planning Limited	United Kingdom	100%
UKLS Interactive (SA) (Pty) Ltd	South Africa	100%
UKLS Investment Services 2 Limited	United Kingdom	100%
UKLS Investment Services Limited	United Kingdom	100%
UKLS Investor 1 Limited	United Kingdom	100%
UKLS Investor 2 Limited	United Kingdom	100%
UKLS Investor 3 Limited	United Kingdom	100%
Uppercrest Limited	United Kingdom	100%
Astor UK Limited	Cayman Islands	100%
Henderson Administration (Guernsey) Limited	Guernsey	100%
Henderson Touche Remnant Guernsey Limited	Guernsey	100%

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

TRANSACTION IS NOTIFIED IN ACCORDANCE WITH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

ROGER PHILIP YATES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE DIRECTOR/PDMR NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ROGER PHILIP YATES – 1,575,317

8 State the nature of the transaction

EXERCISE OF OPTIONS IN HENDERSON 2004 SHARESAVE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

22,656

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

41.6 PENCE PER SHARE

14. Date and place of transaction

1 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,575,317

16. Date issuer informed of transaction

1 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A ………………………………

18. Period during which or date on which it can be exercised

N/A ………………………………

19. Total amount paid (if any) for grant of the option

N/A ………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A ………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A ………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A ………………………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

1 JUNE 2007
END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

TRANSACTION IS NOTIFIED IN ACCORDANCE WITH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

NICHOLAS TOBY HISCOCK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE DIRECTOR/PDMR NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NICHOLAS TOBY HISCOCK – 217,859

HARGREAVES LANSDOWN PENSION TRUSTEES LIMITED – 100,745

8 State the nature of the transaction

EXERCISE OF OPTIONS IN HENDERSON 2004 SHARESAVE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

22,656

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

41.6 PENCE PER SHARE

14. Date and place of transaction

1 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

318,604 (OF WHICH 100,745 IS HELD IN A SELF INVESTED PERSONAL PENSION)

16. Date issuer informed of transaction

1 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A ……………………………

18. Period during which or date on which it can be exercised

N/A ……………………………

19. Total amount paid (if any) for grant of the option

N/A ……………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A ……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A ……………………………

22. Total number of *shares* or debentures over which options held following notification

N/A ……………………………

23. Any additional information

N/A ……………………………

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

1 JUNE 2007

END

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 June 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during May 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 31 May 2007, Henderson Group plc's capital consisted of 902,200,254 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 899,827,855 as at 31 May 2007.

The above figure, 899,827,855, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	586,644,712 At 30 April 2007 (4,624,712) Net transfers 582,019,995 At 31 May 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
582,019,995	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,200,254	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 June 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to the notification obligation:	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Global Equity Fund Limited [3]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):	Morstan Nominees Ltd (Registered Shareholder)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31 May 2007
6. Date on which issuer notified:	1 June 2007
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect,
Ordinary Shares	50,571,584	50,571,584	0	0	54,343,072	0.0%	6.02%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
54,343,072	6.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership ('LPLP') controls 54,343,072 voting rights representing 6.02%. [2]Lansdowne Global Financials Fund Limited owns 45,617,055 voting rights representing 5.06% The balancing 0.96% of shares is held on behalf other client funds managed by LPLP
14. Contact name:	Lois Molloy
15. Contact telephone number:	020 7290 5505

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,801		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 2,801
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,616		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.628		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 18.616
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,191,095		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 2,191,095
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,701		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	4,701
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	121,275		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 121,275
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	06	2007			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	276,403		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 276,403
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______ Date ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 19 Month 06 Year 2007	Day Month Year

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	122,341		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 122,341
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Henderson Group plc advises that the following replaces the Holding(s) in Company announcement released on 25 June 2007 at 13.03 under RNS number 9592Y.

The TR-1 lodged on 25 June 2007 in respect of Australia and New Zealand Banking Group Limited (ANZ) should be disregarded.

ANZ have confirmed that their holding of Henderson Group plc shares through their relationship with ING Australia does not fall within any of the cases identified in DTR 5.2.1. Therefore ANZ does not have a notifiable major interest in the shares of Henderson Group plc.

ANZ's interest in Henderson Group plc shares is classified differently by Australian and UK legislation. ANZ therefore believe that a notifiable interest does not arise under UK legislation.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): No notifiable interest under DTR 5.2.1	X
3. Full name of person(s) subject to the notification obligation:	Australia and New Zealand Banking Group Limited ("ANZ") and each of the ANZ Subsidiaries
4. Full name of shareholder(s) (if different from 3.):	ANZ Nominees Limited JP Morgan ANZ Executors & Trustee

	Company Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 June 2007
6. Date on which issuer notified:	20 June 2007
7. Threshold(s) that is/are crossed or reached:	No notifiable interest under DTR 5.2.1
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect,**
Ordinary Shares	-	-	-	-	-	-	-

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	% of voting rights
No notifiable interest under DTR 5.2.1	No notifiable interest under DTR 5.2.1

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, Victoria 3000
14. Contact name:	John Priestly, Company Secretary
15. Contact telephone number:	(61) 3 9273 6716

Henderson Group plc

LR12.6.4 – Notification of Transfer of Shares out of Treasury

27 June 2007

Henderson Group plc ("the Company") announces that on 26 June 2007, 2,372,399 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Restricted Share Plan.

Following the above transfer of shares out of treasury, the Company no longer holds any shares in treasury.

The total number of ordinary shares in issue is 905,226,129. Therefore, the total number of voting rights in Henderson Group plc following the above transfer of shares out of treasury is 905,226,129.

This figure, 905,226,129, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Wendy King
Henderson Group plc
Deputy Company Secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758

coform

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 2072534

Company Name in full Henderson Group plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Please do not write in the space below. For Inland Revenue use only.

Class of shares (ordinary or preference etc)			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares sold or transferred	2,372,399		
Nominal value of each share	£0.10		
Date(s) shares were sold or transferred	26/06/2007		

** Delete as appropriate

Signed [signature] **Date** 27/6/2007

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~) DEPUTY

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited
4 Broadgate, London EC2M 2DA
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Notes for completion

1. If this return shows that treasury shares have been cancelled, before the form is delivered to Companies House it must be "stamped" by the Inland Revenue to confirm that the fixed Stamp Duty of £5 has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London WC2B 4QN

   Tel: 020 7438 7252 / 7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows only that the treasury shares have been sold or transferred (that is, none have been cancelled), the form should be sent directly to Companies House.